February 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Erin Purnell

Re:	Arrival Group
Amendment No. 1 to Registration Statement on Form F-4
Filed January 21, 2021
File No. 333-251339

Dear Ms. Purnell:

On behalf of Arrival Group (the “Company”), reference is made to the letter dated February 4, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comment. Amendment No. 2 has been marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Form F-4/A filed January 21, 2021

Certain Unaudited Arrival Prospective Financial Information, page 115

1.

We have read your response to comment 15. Please revise your disclosures to clarify that no material portion of your projected revenues and gross profit is concentrated with any individual customer, including UPS. Also revise your disclosures to indicate the extent to which your projected revenues are subject to formal sales agreements.

Response: In response to the Staff’s comment, the disclosure on page 118 has been revised.

* * * * *

Please do not hesitate to contact the undersigned at 954.768.8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc: Daniel Chin, Arrival

Alan Annex, Flora Perez, Greenberg Traurig, P.A.

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.

Alice Hsu, Akin Gump Strauss Hauer & Feld LLP